

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

October 23, 2009

Ms. Lynn Briggs
Chief Executive Officer
Saguaro Resources, Inc.
71 The Mead
Darlington, Durham DL1 1EU
United Kingdom

> **Re: Saguaro Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 28, 2009**
> **File No. 333-162168**

Dear Ms. Briggs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you might have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

2. Please remove the technical report attached as Exhibit 99.1 to your filing. Industry Guide 7 specifically prohibits technical studies being attached to or included in registration statements.

Prospectus Cover Page

3.   We note your disclosure that if the board of directors votes to extend the offering for an additional 90 days, you will notify anyone who has subscribed to the offering prior to the expiration that their money will be promptly refunded unless they provide an affirmative statement that they wish to subscribe to the extended offer. Please revise your filing to clarify, if true, that you will return such funds to the subscriber unless you receive such affirmative statement prior to the date upon which the original offering would terminate.

4.   In addition, we note your disclosure on your prospectus cover page that there is no assurance that you will be able to return the funds in the event that the offering is not fully subscribed. Please revise your disclosure to clarify any circumstance in which you may not be able to return such funds.

Risk Factors, page 4

5.   Please ensure that your risk factor disclosure does not attempt to qualify or mitigate the identified risks. For example, in your risk factor captioned "There is a Risk That Our Property Does Not Contain Any . . .," please remove the disclosure regarding the geological report, as such disclosure may be interpreted to suggest that there are reserves on your property.

6.   We note your disclosure that after the completion of the offering, Lynn Briggs will own 55.5% of the outstanding shares. Please add related risk factor disclosure.

Risks Associated With Our Company, page 4

7.   Please include a risk factor addressing the risks posed by the fact that your sole officer and director is located outside of the United States of America. For example, disclose that as a result, it might be difficult for investors to effect service of process or enforce within the United States any judgments obtained against her, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

If we discover commercial reserves or precious metals on our mineral property…, page 7

8.   You disclose in this risk factor the risk that you may not be able to successfully advance the mineral claims into commercial production if you do not obtain additional funding, and the risk that in the event you raise funds through the sale of equity capital, such sale will result in dilution to existing shareholders. Because such dilution appears to present a separate risk, please revise your filing to present such risk under a separate risk factor heading.

Use of Proceeds, page 9

9.   Please provide consistent disclosure throughout your filing regarding your planned expenditures over the next twelve months. For example, you state at page 9 that you plan to complete Phase 1 of the proposed exploration program and incur certain professional and administrative costs during the next twelve months. However, on page 29 you state that your plan is to complete both phases of the exploration program during that twelve month time period. In addition, you state at page 9 that you plan to incur $9,250 in legal and accounting fees after the completion of the offering. However, at page 29 you state that you anticipate spending $7,000 on professional fees, including fees incurred in connection with the filing of the registration statement. Revise for consistency.

10.   We note your statement in this section that your sole officer and director has verbally agreed to loan the company funds to complete the registration process. Variations of this statement occur throughout your document, including at pages 28, 29, and 30. Please revise these and any related disclosures for consistency with regard to the nature of Ms. Briggs's commitment and the expenses for which she has agreed to loan the company money. In this regard, we note that in certain places you state that Ms. Briggs has informally agreed to advance funds for the registration process. In other places, you state that she has agreed to advance funds for the cost of reclamation.

Terms of the Offering, page 11

11.   Please revise this section to disclose, if true, that the offering will commence on the date of effectiveness of your registration statement. We note that you have provided such disclosure on the prospectus cover page.

Description of Securities, page 12

12.   Please revise to remove any suggestion that your prospectus does not contain all material information. In this regard, we note that the description of your common stock is "qualified in its entirety" by reference to your articles of incorporation and bylaws.

Interests of Named Experts and Counsel, page 12

13.   You state that Abby L. Ertz is representing you in connection with this offering. However, the legal opinion filed as Exhibit 5.1 states that Ms. Ertz has not prepared or reviewed any portion of the registration statement. Please revise for consistency.

Description of Our Business, page 13

Acquisition of the Sky Mineral Claims, page 13

14.   We note that you purchased a 100% undivided interest in the Sky 1-4 Mineral Claims in
       June 2008. Please disclose from whom you purchased the claims and the legal nature of
       your interest in those claims. In addition, file all agreements related to this acquisition as
       exhibits.

15.   In the first paragraph of this section, you indicate that you purchased "the geology report"
       along with the mineral claims for $7,000. However, in the second paragraph, you state that
       you engaged Mr. McLeod to prepare the geological report. Please clarify or revise.

16.   You state at page 13 that the claims are in good standing until September 1, 2009. You
       further state that the company has applied to extend the claims until September 2010.
       Please provide updated disclosure regarding the current status of your claims, including a
       statement regarding whether you have paid the required maintenance fees.

Glossary, page 16

17.   Please remove the glossary or tell us why it is appropriate to include it in your prospectus.
       For example, we note that many of the terms described in the glossary do not otherwise
       appear in your prospectus.

Property History, page 19

18.   We note your disclosure in this section regarding the Tonopah District and various mining
       activities conducted since the 1860's. Please remove references to nearby mineral
       properties and prior exploration activities that have been undertaken in the general area of
       your property, which may lead investors to infer that your property has commercial
       mineralization because of its proximity to these areas. Focus the disclosure on your Sky
       properties. This comment also applies to the disclosures on page 22 under the caption
       "Deposit Type" and on page 24 under the caption "Adjacent Properties." Finally, confirm,
       if true, that your mineral claims are not in the Tonopah District.

Recommendations, page 25

19.   You indicate that you have a three phase exploration proposal. However, you only describe
       two phases. Please revise for consistency.

Future Sales by Existing Shareholders, page 35

20.   You state at page 35 that your principal shareholder does not have any plans to sell her shares "at any time" after the offering is complete. Please revise your filing to clarify, if true, that your principal shareholder does not have any current plans to sell her shares after the offering is complete.

Available Information, page 36

21.   We note your statement at page 36 that upon completion of the registration, you will file all requisite reports, including proxy statements. However, it does not appear that your securities will be registered pursuant to Section 12 of the Exchange Act upon effectiveness of your registration statement. Please advise whether you will otherwise be subject to the proxy rules.

22.   Please update the address of the U.S. Securities and Exchange Commission. Our current address is: 100 F Street, NE, Washington, DC 20549.

Exhibit 5.1

23.   Please obtain and file a revised legal opinion that opines on the correct number of shares to be issued in this offering and the correct price at which those shares will be sold. We note that your current legal opinion covers 1,000,000 shares at $0.02 per share. The prospectus, however, registers the offer and sale of 2,000,000 shares at $0.01 per share. This comment also applies to your description of the terms of the offering that are set forth in the subscription agreement filed as Exhibit 99.2.

24.   We note that the legal opinion states that counsel has not reviewed any portion of the registration statement. Please obtain an explanation from counsel regarding how counsel can therefore conclude that the shares will be duly and validly issued, fully paid and non-assessable upon "the sale thereof . . . in accordance with the terms of the Registration Statement."

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. With your amendment, please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Lucas at (202) 551-5798 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via Facsimile</u>

Abby L. Ertz, Esq.
(619) 564-8753